Exhibit 99.5

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Wednesday, October 27, 2021

West Fraser Announces 2021 Third Quarter Results

Vancouver, B.C. - West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) reported today the third quarter results of 2021. All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.

The results of operations presented and discussed below include those of Norbord from February 1, 2021, the date of the completion of the acquisition of Norbord.

Third Quarter Highlights

•	Sales of $2.358 billion and earnings of $460 million, or 20% of sales

•	Adjusted EBITDA of $786 million, representing 33% of sales

•	Record Adjusted EBITDA of $90 million for Europe EWP segment

•	Repurchased $100 million of WFG Common shares for cancellation under normal course issuer bid (“NCIB”)

•	Completed CAD$1.0 billion substantial issuer bid (“SIB”)

•	Finished the quarter with liquidity at $3.130 billion and net debt to total capital ratio of (27)%

•	Hosted virtual Analyst & Investor Event

•	Published 2020 Sustainability Report

•	Announced agreement to acquire Angelina Forest Products lumber mill for approximately $300 million and Georgia Pacific OSB mill for approximately $280 million, both subsequent to quarter-end

“Despite a number of challenges, the third quarter of 2021 was one of West Fraser’s strongest quarters ever,” said Ray Ferris, West Fraser’s President & CEO. “We operated responsibly across the business, managing the complexities of transportation and mill disruptions in the face of higher duties and B.C. stumpage and softer demand in a cyclical commodity environment.”

“The benefits of product and geographic diversification following the Norbord acquisition were especially evident this quarter in the relative strength of our North American OSB results and the record performance from Europe EWP, where Adjusted EBITDA more than doubled quarter-over-quarter. While demand for a number of our products softened in the third quarter, fundamentals for housing remain favourable and we are seeing early signs of a recovery in repair and remodelling demand. As always, we remain focused on the health and safety of our employees and will manage the business to be flexible to meet the changing needs of our customers.”

Results Compared to Previous Periods

($ millions except earnings per share (“EPS”))
	Q3-21[1]	Q2-21[1]	YTD-21[1]		Q3-20	YTD-20
Sales	2,358	3,779	8,480		1,268	3,079
Adjusted EBITDA[3,4]	786	2,160	3,954	[2]	418	590
Operating earnings	630	1,986	3,495		366	436
Earnings	460	1,488	2,613		262	306
Basic EPS ($)	4.20	12.32	23.79		3.82	4.47
Diluted EPS ($)	4.20	12.32	23.79		3.82	4.47

1.	The results of the operations of Norbord from the date of the acquisition of February 1, 2021, are included in West Fraser’s financial results.
2.	Cost of products sold was increased and Adjusted EBITDA decreased by a one-time charge of $93 million related to inventory purchase price accounting.
3.	See section “Non-IFRS Measures” in the Q3 2021 MD&A.
4.	Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Operational Results Summary

Our Lumber segment generated operating earnings in the quarter of $52 million (Q2-21 - $955 million) and Adjusted EBITDA of $93 million (Q2-21 - $994 million). Adjusted EBITDA decreased due to lower lumber prices, lower shipment volumes and increased duty rates. Our British Columbia lumber mills operated at 79% of stated capacity in the quarter. Adjusted EBITDA was also negatively affected by higher manufacturing costs due in part to increased SPF log costs, higher expenditures related to increased employee costs in the U.S. South associated with managing through COVID-19 impacts and other input cost inflation.

Our NA EWP segment generated operating earnings in the quarter of $539 million (Q2-21 - $1,017 million) and Adjusted EBITDA of $612 million (Q2-21 - $1,106 million). Adjusted EBITDA decreased due to lower OSB and plywood prices and lower shipment volumes as a result of reduced demand and due to wildfires in British Columbia, which disrupted transportation services. Higher log costs from increased B.C. stumpage rates and higher resin costs also negatively impacted Adjusted EBITDA.

Our Pulp & Paper segment generated operating earnings in the quarter of negative $15 million (Q2-21 - $17 million) and Adjusted EBITDA of negative $7 million (Q2-21 - $25 million) while the Europe EWP segment generated record operating earnings in the quarter of $67 million (Q2-21 – $15 million) and record Adjusted EBITDA of $90 million (Q2-21 - $39 million). The increase in Europe EWP segment Adjusted EBITDA was driven by higher panel prices, partially offset by higher resin costs.

Capital Allocation

Available liquidity decreased slightly to $3,130 million at the end of the third quarter from $3,392 million at the end of the prior quarter. The balance sheet remains strong and continues to afford significant flexibility to undertake strategic capital investments, repay debt and repurchase shares.

Share Repurchases

In the third quarter of 2021, we repurchased approximately 1.3 million shares under the NCIB at an average share price of CAD$97.56 ($77.60) for aggregate consideration of $100 million. All shares purchased by the Company under the NCIB will be cancelled.

On July 12, 2021, we commenced a substantial issuer bid pursuant to which the Company offered to purchase from shareholders for cancellation up to CAD$1.0 billion of common shares. On August 20, 2021, the SIB was completed and a total of 10,309,278 common shares were taken up and purchased for cancellation at a price of CAD$97.00 ($76.84) per share.

Acquisition of Texas Lumber Mill and South Carolina OSB Mill

On October 12, 2021, we announced our entry into an agreement to acquire the Angelina Forest Products’ SYP lumber mill located in Lufkin, Texas for approximately $300 million subject to certain post-closing adjustments. We intend to fund this acquisition using cash on hand. The new turn-key facility began construction in 2018 and commenced operations in late 2019. The facility is expected to progress toward production capacity of approximately 305 million board feet over the next three to four years. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary closing conditions.

On October 26, 2021, we announced our entry into an agreement to acquire Georgia Pacific’s OSB mill located near Allendale, South Carolina for approximately $280 million. We intend to fund this acquisition using cash on hand. The Allendale facility commenced production in 2007, has been idle since late 2019 and has an estimated stated capacity of approximately 760 million square feet (3/8-inch basis). The Company intends to invest an estimated $70 million of additional capital to upgrade and optimize the facility in preparation for its restart. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary conditions.

Dividend Currency Change

As the majority of our shareholder base is now outside Canada, and the majority of our cash flows are denominated in U.S. dollars, we have decided that future dividends will be declared and payable in U.S. dollars. Registered shareholders who wish to continue to receive their dividends in Canadian dollars (“CAD”) will be able to elect to do so with our transfer agent (see “Notice of Change of Transfer Agent and Registrar” below). Beneficial shareholders who wish to continue to receive their dividends in CAD should contact their brokers. Further information will be posted on our website at www.westfraser.com under the “Investors/Stock/Information/Dividend” section when available.

Outlook

Markets

The most significant uses for our lumber and OSB products are residential construction, repair and remodelling, and industrial applications. Low mortgage rates, low volumes of homes available for resale and increasing acceptance of remote working appear to be positively influencing the demand for new housing in North America. An aging housing stock and repair and renovation spending should also continue to drive lumber, plywood and OSB demand. Growing market penetration of mass timber in industrial and commercial applications also stands to support medium-to-longer term demand growth for wood building products.

The demand for our European products is expected to continue to be robust as demand for OSB as an alternative to plywood in Europe continues to grow. An aging European housing stock is also expected to drive repair and renovation spending, supporting the growing demand for our wood building products.

Our balance sheet remains strong and well equipped to face potential volatility in our markets over the coming quarters, to support capital expenditure plans and to return capital to shareholders.

Operations

Due to wildfires in British Columbia, slowing orders for forest products, constraints on the availability of resins used in the manufacture of panel products, transportation service interruptions and overall inventory levels, output was reduced at West Fraser’s British Columbia SPF, U.S. South SYP, North American OSB and Canadian plywood facilities in the third quarter of 2021. West Fraser has since begun to increase operating schedules and anticipates increasing operating rates through the remainder of the fourth quarter, depending on developments relating to the factors noted above as well as economic log supply, weather conditions and availability of labour due to the continuing impacts of COVID-19.

On January 1, 2021, stumpage rates increased in B.C. due to the market-based adjustments related to lumber prices and purchase log costs. Further increases in B.C. stumpage rates occurred on July 1, 2021 and October 1, 2021, but we expect B.C. stumpage to decrease on January 1, 2022. In Alberta and Ontario, stumpage rates have declined from levels earlier in the year, as they are closely linked to the price of lumber and OSB and respond rapidly to changes in lumber and OSB prices. We expect SYP log costs to increase modestly in the fourth quarter. We also have routine maintenance outages planned for the fourth quarter at several of our EWP facilities.

British Columbia Wildfires

British Columbia faced extreme heat and dry ground conditions, resulting in a significant number of wildfires in the second and third quarters of 2021. By September 30, approximately 869,000 hectares of area were burned from wildfires in British Columbia in 2021, trailing only the provincial area lost from wildfires in 2017 and 2018. The near-to-medium-term impact of these losses on our future production and shipments is still to be determined.

Strategic Capital Program

We continue to expect to move forward with approximately $180 million of additional capital projects identified under West Fraser’s strategic capital program. Work on these projects has begun and will continue through 2023. This investment program will support safety, cost improvements and strategic growth initiatives as we continue our focus on capital execution and operational excellence. The average project payback period for this strategic capital program is expected to be three to four years. Notwithstanding the addition of these capital projects, as a result of lengthening lead times on projects currently underway, we are narrowing our 2021 capital expenditure target to be approximately $400 million, which is at the low end of the range of our prior guidance of approximately $400 million to $450 million.

Norbord Integration Update

The integration of the Norbord business is progressing well and continues to be a Company focus. We remain on track to achieve targeted annual synergies of $61 million by the end of 2022.

Notice of Change of Transfer Agent and Registrar

Effective November 1, 2021, Computershare Investor Services Inc. will replace AST Trust Company (Canada) as the Transfer Agent, Registrar and Dividend Disbursing Agent and Shareholder Rights Plan Agent for West Fraser. No action is required as a result of this transition. The contact information of the new transfer agent will be available at www.westfraser.com under the “Investors/Stock Information/Transfer Agent” section.

Risks and Uncertainties

Risk and uncertainty disclosures are included in our 2020 annual MD&A, in our 2020 Annual Report, as well as in our public filings with securities regulatory authorities, including those set out in our Base Shelf Prospectus under the heading “Risk Factors”. These risks and uncertainties include risks and uncertainties related to the business of Norbord, and the integration of the business of Norbord into our business.

MD&A

Our third quarter 2021 MD&A, Financial Statements and Notes to the Financial Statements are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.

Financial Information Related to the Norbord Acquisition

We have applied purchase price accounting to the Norbord acquisition, resulting in a significant increase from the historical cost base of Norbord and $1,326 million of goodwill. Note 3 to our Financial Statements provides details on the purchase price allocation. For additional information, refer to the section titled “Norbord Acquisition” in our third quarter 2021 MD&A.

Sustainability Report

West Fraser’s full Sustainability Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key Environmental, Social, and Governance (ESG) topics, opportunities and performance and includes information aligned with the Sustainable Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and the recommendations of the Task Force on Climate-Related Disclosures (TFCD).

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Conference Call

West Fraser will hold an analysts’ conference call to discuss the Company’s third quarter 2021 financial and operating results on Thursday, October 28, 2021, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, including Norbord, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

In particular, this news release contains forward-looking statements under the headings “Capital Allocation” (regarding flexibility to undertake strategic capital investments, repay debt and repurchase shares and the funding and closing of the Angelina Forest Products lumber mill and Georgia Pacific OSB mill transactions and the capacities of the respective mills), “Outlook - Markets” (regarding lumber, OSB and plywood demand, lumber exports and the strength and ability of our balance sheet to weather potential market volatility), “Outlook - Operations” (regarding activity levels at our operations, the impact on production and shipments and negative impacts on operations and results, including COVID-19, fibre costs and other factors), “Outlook – British Columbia Wildfires” (regarding the estimated impact on production and shipments), “Outlook - Strategic Capital Program” (regarding the amount and timing of planned capital expenditures and payback period), and “Outlook - Norbord Integration Update” (regarding achievement of synergies and integration of Norbord).

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures, including reductions or deferral of demand in response to lumber and/or OSB price increases; (4) effects of variations in the price and availability of manufacturing inputs, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; (5) availability of transportation services, including truck and rail services, and port facilities, and impacts on transportation services from wildfires; (6) various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees; (7) risks inherent to customer dependence; (8) impact of future cross border trade rulings or agreements; (9) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (10) impact of changes to, or non-compliance with, environmental or other regulations; (11) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (12) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (13) changes in government policy and regulation; (14) impact of weather and climate change on our operations or the operations or demand of its suppliers and customers; (15) ability to implement new or upgraded information technology infrastructure; (16) impact of information technology service disruptions or failures; (17) impact of any product liability claims in excess of insurance coverage; (18) risks inherent to a capital intensive industry; (19) impact of future outcomes of tax exposures; (20) potential future changes in tax laws, including tax rates; (21) effects of currency exposures and exchange rate fluctuations; (22) future operating costs; (23) availability of financing, bank lines, securitization programs and/or other means of liquidity; (24) integration of the Norbord business; (25) the successful completion of U.S. regulatory reviews and satisfaction of customary closing conditions related to the Angelina Forest Products lumber mill acquisition; (26) the successful completion of U.S. regulatory reviews and satisfaction of customary closing conditions related to the Georgia Pacific OSB mill acquisition; and (27) other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2020 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to update or revise any forward-looking statements publicly, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Non-IFRS Measures

Throughout this news release, reference is made to Adjusted EBITDA, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. Adjusted EBITDA is also used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, EPS, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is set out in our Q3 2021 MD&A under the title “Non-IFRS Measures”.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com